UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             Wm. Wrigley Jr. Company
                                (Name of Issuer)

         Common Stock (no par value) Class B Common Stock (no par value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 David A. Baker
                           McDermott Will & Emery LLP
                             227 West Monroe Street
                             Chicago, Illinois 60606
                                 (312) 372-2000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 26, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------
--------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Alison Wrigley Rusack, individually and as Trustee
         and Co-Trustee of various Wrigley family trusts
--------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)/ /
                                                                    (b)/ /
--------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A
--------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                / /
--------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
--------------------------------------------------------------------------
                            7     SOLE VOTING POWER(1)
NUMBER OF SHARES                  7,043,985 shares of Common Stock
  BENEFICIALLY                    0 shares of Class B Common Stock
    OWNED BY               -----------------------------------------------
      EACH                  8     SHARED VOTING POWER
   REPORTING                      640,000 shares of Common Stock
     PERSON                       320,000 shares of Class B Common Stock
      WITH                 -----------------------------------------------
                            9     SOLE DISPOSITIVE POWER(2)
                                  8,003,985 shares of Common Stock and
                                  480,000 shares of Class B Common Stock
                           -----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  640,000 shares of Common Stock
                                  320,000 shares of Class B Common Stock
--------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,643,985 shares of Common Stock and
         800,000 shares of Class B Common Stock
--------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       / /
--------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5% of shares of Common Stock and 2.4% of shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 4.9% of the issued and outstanding Common Stock
--------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         00
--------------------------------------------------------------------------

--------
(1) Includes 531 shares of Common Stock held by the filing person individually.

(2) Includes 531 shares of Common Stock held by the filing person individually and 960,000 shares of Common Stock and 480,000 shares of Class B Common Stock held by a controlled corporation.

Item 4.  Purpose of Transaction.

         See Item 4 in Amendment No. 2. The purpose of this amendment is to report (i) the aggregate disposition of 2,292,400 shares of Common Stock, which was completed on April 26, 2005 and represents a disposition of beneficial ownership of Common Stock that exceeds 1% of the Common Stock outstanding as of January 14, 2005, as reported in the Company's Form 10-K filed on February 11, 2005, and (ii) the additional aggregate disposition of 1,211,300 shares of Common Stock, which was completed on May 2, 2005. These sales were made from time to time on the NYSE for purposes of estate planning and diversification.


Item 5.  Interest in Securities of the Issuer.

(a) 8,643,985 shares of Common Stock (4.5% of Common Stock outstanding) 800,000 shares of Class B Common Stock (2.4% of Class B Common Stock outstanding)

         Includes 531 shares of Common Stock held by the filing person individually and 960,000 shares of Common Stock and 480,000 Class B Common Stock held by a controlled corporation.

         Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Ms. Rusack is deemed to beneficially own 9,443,985 shares of Common Stock, representing 4.9% of the issued and outstanding shares, after giving effect to the assumed conversion by Ms. Rusack of the shares of Class B Common Stock.

         The ownership percentages are based upon 191,331,428 shares of Common Stock and 33,483,014 shares of Class B Common Stock outstanding as of January 14, 2005, as reported in the Company's Form 10-K filed on February 11, 2005.

(b)      Sole power to vote
         7,043,985 shares of Common Stock (3.7%)
         0 shares of Class B Common Stock (0.0%)

         Shared power to vote
         640,000 shares of Common Stock (0.3%)
         320,000 shares of Class B Common Stock (1.0%)

         Sole power to dispose
         8,003,985 shares of Common Stock (4.2%)
         480,000 shares of Class B Common Stock (1.4%)

         Shared power to dispose
         640,000 shares of Common Stock (0.3%)
         320,000 shares of Class B Common Stock (1.0%)

Power to vote and dispose is shared with William J. Hagenah III. Item 2 information for Mr. Hagenah is contained in his Schedule 13D filing.

(e) On May 2, 2005, the reporting person ceased to be the beneficial owner of more than 5% of the outstanding Common Stock of the Company.

Item 7.  Materials to be Filed As Exhibits.

         None.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            /s/ Alison Wrigley Rusack
Dated:  May 6, 2005                         ______________________________
                                            Alison Wrigley Rusack,
                                            individually and as Trustee and
                                            Co-Trustee of various Wrigley
                                            family trusts